UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of     AUGUST 2003
                  ------------------

                               RICHMONT MINES INC.
                              --------------------
                              (Name of Registrant)

             110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC, J9X 4P2
             ------------------------------------------------------
                    (Address of principal executive offices)

1. On August 25, 2003, Richmont Mines Inc. issued a News Release - ACQUISITION OF TWO EXPLORATION PROPERTIES AND EXPLORATION UDATE FROM THE WASAMAC PROPERTY. This report is filed solely for the purpose of filing a copy of the press release attached hereto.



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                           Form 20-F X     Form 40-F
                                                    ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                           Yes        No  X
                                               ---       ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                  RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                  -------------------------------------------
                                  (Registrant)

Date 26/08/03     By  JEAN-YVES LALIBERTE (SIGNED)
-------------     --------------------------------
                  Jean-Yves Laliberte,
                  Vice-President, Finance

RICHMONT

                                                   MINES RICHMONT INC.

                                                   110, avenue Principale
                                                   Rouyn-Noranda, QC
                                                   J9X 4P2, CANADA

                                                   Tel. :  (819) 797-2465
                                                   Telec. :      (819) 797-0166
                                                   www.richmont-mines.com

                                  NEWS RELEASE


                  ACQUISITION OF TWO EXPLORATION PROPERTIES AND
                  EXPLORATION UPDATE FROM THE WASAMAC PROPERTY


MONTREAL, August 25, 2003 - Richmont Mines Inc. is pleased to announce the acquisition of two gold mining properties and to publish an update of drilling results at its Wasamac project.

In Newfoundland, Richmont Mines recently finalized a deal with Commander Resources Ltd. to acquire the Hammerdown Extension property, which is adjacent to the Hammerdown Mine. A drilling program will be initiated before the end of August in order to verify the lateral extension of the gold zones currently being mined at Hammerdown. In the event that Richmont Mines does begin to extract ore from a deposit on the Hammerdown Extension property, Commander Resources will receive a royalty of $25 for every ounce of gold produced.

In Quebec, Richmont Mines has optioned from SOQUEM Inc.1 the Camflo Northeast gold project. Located near the town of Malartic, this property adjoins the western boundary of the Camflo property where Richmont Mines operates a gold mill. By carrying out $325,000 of exploration work between now and the end of 2006, Richmont Mines can acquire an 80% interest in this property. A drilling campaign will be initiated during the fourth quarter of 2003 to test a number of areas at depth between the Black Cliff Zone and the former Camflo Mine, which produced a total of 1.7 million ounces of gold between 1965 and 1992.

Exploration at the Wasamac property, located 15 kilometres west of Rouyn-Noranda, continued to produce encouraging results. Since May, seven holes accounting for a total of 15,534 feet have been drilled, bringing the total number of feet drilled since the beginning of the program to 29,894. The highlight of this drilling program is the result obtained in drill hole WS-03-15, where a value of 0.25 ounces of gold per ton over a true thickness of
8.9 feet was identified, confirming the presence of a high-grade gold zone that remains completely open at depth.

The following table presents the entire results obtained during the second phase of the drilling program, while the attached diagram shows a longitudinal view locating the drill holes.

 =====================================================================================================
   DRILL HOLE      FROM          TO            CORE LENGTH             ESTIMATED TRUE         OPT
                  (FEET)       (FEET)             (FEET)              THICKNESS (FEET)         AU
 -----------------------------------------------------------------------------------------------------
    WS-03-09      1,491.1      1,527.6             36.5                     23.3              0.03
 -----------------------------------------------------------------------------------------------------
    WS-03-10      1,337.1      1,345.8             8.7                      6.6               0.08
 -----------------------------------------------------------------------------------------------------
    WS-03-11      1,953.7      1,962.4             8.7                      6.6               0.09
 -----------------------------------------------------------------------------------------------------
    WS-03-12      1,406.8      1,417.3             10.5                     6.6               0.11
 -----------------------------------------------------------------------------------------------------
    WS-03-13      1,709.0      1,718.3             9.3                      6.6               0.03
 -----------------------------------------------------------------------------------------------------
    WS-03-14      2,090.6      2,104.7             14.1                     10.5              0.03
 -----------------------------------------------------------------------------------------------------
    WS-03-15      2,012.6      2,025.3             12.7                     8.9               0.25
 =====================================================================================================


The Wasamac ductile shear zone ranges in thickness from 16 to 65 feet. Two promising gold zones have been identified, including one located in the extension of Zones 1 and 2 of the former Wasamac Mine. The gold zones are associated with disseminations of fine pyrite in areas with strong albite, hematite and carbonate alteration. The drilling program will continue in order to test the extensions of the main gold zone containing the following intersections: 0.25 opt/8.9 ft., 0.24 opt/16.4 ft. and 0.18 opt/6 ft. (true thickness). The results will be updated in the months ahead.

Richmont Mines remains on target to produce approximately 100,000 ounces of gold in 2003 and has no hedging contracts for gold. The Company holds no long-term debt and, as at June 30, 2003, had working capital of $34 million.



Louis Dionne
President

                                     - 30 -


For more information, contact:

Martin Rivard                       Telephone:       (819) 797-2465
Executive Vice-President            Fax:             (819) 797-0166

Trading symbol: RIC                 Listings:         Toronto - Amex

--------
1 SOQUEM Inc. is a fully owned subsidiary of SGF Mineral Inc., which in turn is a subsidiary of the Societe generale de financement (SGF) of Quebec. The mission of the SGF, as an industrial and financial holding company, is to carry out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Quebec.

NATIONAL INSTRUMENT 43-101
The drilling program is being monitored by qualified geologists, as defined by National Instrument 43-101, under the supervision of Mr. Jules Riopel, Principal-Exploration Geologist, who are employed by Richmont Mines. The assay samples came from core halves of BQ diameter and varying in length from 1 to 5 feet. They were sent to the Techni-Lab S.G.B. Abitibi Inc. laboratory. The samples were analyzed by using the fire assay technique with an atomic absorption finish on 30 grams of material. The coarse rejects and pulp residues were also collected and sent to the ALS Chemex Chimitec laboratory in Val-d'Or for a second analysis.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.